CLARCOR Inc.
840 Crescent Centre Drive, Suite 600
Franklin, Tennessee 37067
(615) 771-3100

November 18, 2011

Mr. David R. Humphrey
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Mail Stop 3561
Washington, D.C. 20549-3561

Re:	CLARCOR Inc.
Form 10-K for the fiscal year ended November 27, 2010
Filed January 21, 2011
File No. 001-11024

Dear Mr. Humphrey:

We are in receipt of your letter, dated November 17, 2011 regarding CLARCOR Inc.'s Annual Report for its 2010 fiscal year, filed with the Commission on Form 10-K on January 21, 2011. Following my discussion with Mr. Juan Migone yesterday, I write to respectfully request additional time to respond to the Commission's comments due to the upcoming holidays and the demands of our year-end close process. With your permission, we will respond no later than Friday, December 16, 2011.

I appreciate your accommodation of the foregoing request. Unless I hear back from you to the contrary, I will assume that our request is acceptable. Many thanks for your assistance and understanding.

Please contact me with any questions at 615-771-5134 or at dfallon@clarcor.com.

Sincerely,
/s/ David J. Fallon
David J. Fallon
Chief Financial Officer & Vice President - Finance